Brian S. North 215 665 3828 brian.north@bipc.com	1835 Market Street, 14th Floor Philadelphia, PA 19103 T 215 665 8700 F 215 665 8760 www.buchananingersoll.com

June 25, 2008

Ms. Ta Tanisha Meadows
Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	American Business Holdings, Inc.
Form 8-K/A
Filed June 11, 2008
File No. 333-132429

Dear Ms. Meadows:

On behalf of SOKO Fitness & Spa Group, Inc., formerly American Business Holdings Inc., we respond as follows to the Staff’s comment letter dated June 19, 2008 relating to the above-captioned Form 8-K/A.  Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided AgFeed’s response to each comment immediately thereafter.

Amendment No. 2 on Form 8-K Filed June 11, 2008

1.	We note that the Item Tags to the filing excluded Item 4.01, Item 5.03 and Item 8.01. Please change Item Tags to include each of the items disclosed in the filing.

We have included the requested Item Tags in the filing.

2.
We note your response to comment two in our letter dated June 3, 2008.  Please include the statement previously requested in your response to this letter or submit the statement as a separate correspondence file on EDGAR.

Attached hereto is a copy of the letter from the company that was previously submitted to you by overnight delivery.

3.	Please include your correct name on the cover page.

We have amended the cover page to change the name of the company.  This was not previously changed since the original Form 8-K that was being amended was filed prior to the effective date of the company's name change.

We thank the Staff for its comments.  Please call me at 215-665-3828 if you have any questions or require any additional information.

Very truly yours,

/s/ Brian S. North

Brian S. North

AMERICAN BUSINESS HOLDINGS, INC.
No.194, Guogeli Street
Harbin, Heilongjiang Province
China 150001

June 10, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Ladies and Gentlemen:

Pursuant to your recent request, American Business Holdings, Inc. (the "Company"), in connection with the filing of a Current Report on Form 8-K, as amended (the "Filing"), relating to the recent dismissal of Gately & Associates, LLC as the principal independent registered accounting firm of the Company, does hereby acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

2.
Securities and Exchange Commission ("Commission") staff comments or changes to disclosure in response to Commission staff comments in the Filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the Filing; and

3.	the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

AMERICAN BUSINESS HOLDINGS, INC.

By:   /s/ Tong Liu
         Tong Liu